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U
SECURITIES AI   05035746
Wash.........,

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40892

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___12/01/03___ AND ENDING ___11/30/04___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MDNH Partners, L.P. ~~and Subsidiary~~

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 660
_____
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert C. Kurlan   415-293-3897
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
_____
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

FEB 2 2 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential Persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Herbert C. Kurlan, affirm that, to the best of my knowledge and belief, the accompanying statement ‹ financial condition pertaining to the firm of MDNH Partners, L.P. and Subsidiary, as of November 30, 2004, ¦ true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer c director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

_24th_ day of ___January 2005___

_____   _____
Notary Public   Signature

President of the General Partner
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MDNH Partners, L.P. and Subsidiary

Statement of Financial Condition

November 30, 2004

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

MDNH Partners, L.P. and Subsidiary
Table of Contents
November 30, 2004



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Partners of
MDNH Partners, L.P. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of MDNH Partners, L.P. and Subsidiary, including the consolidated condensed schedule of investments, as of November 30, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 5 to the consolidated financial statements, memberships and stock in exchanges held for operating purposes are stated at market value. U.S. generally accepted accounting principles require that memberships and stock in exchanges held for operating purposes be stated at historical cost.

In our opinion, except for the effects of valuing membership and stock in exchanges at market value, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of MDNH Partners, L.P. and Subsidiary as of November 30, 2004, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
December 17, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

1

MDNH Partners, L.P. and Subsidiary
Consolidated Statement of Financial Condition
November 30, 2004

Assets

Cash and cash equivalents	$	206,625
Receivable from brokers		16,938,656
Securities owned		
Marketable ($26,168,309 pledged)		26,381,220
Not readily marketable		1,406,379
Memberships and stock in exchanges, at market value		386,000
Other assets		157,182
Total assets	$	45,476,062

Liabilities and Partners' Capital

Liabilities		
Payable to broker	$	2,311,178
Securities sold, not yet purchased		32,241,899
Accounts payable and accrued expenses		134,099
Redemptions payable		313,472
Minority interest		27,000
Total		35,027,648
Partners' capital		10,448,414
Total liabilities and partners' capital	$	45,476,062

This consolidated condensed schedule of investments presents the Partnership's individual investments and investments in any one issuer that constitute more than 5 percent of partners' capital. For the most part, positions are interrelated and result in hedged transactions from a risk standpoint. For example, a long stock position will likely have related short calls or long puts that offset the risk of carrying the long stock. Similarly, a short stock position will likely have long calls or short puts to offset the risk of carrying the short stock. This hedging allows the Partnership to benefit from leverage while substantially limiting risk. From time to time, the Partnership also enters into unhedged positions. Management of the general partner closely monitors all trading activities and trades in and out of these positions, as appropriate.

Securities owned - marketable, equities - 138.8%

Audio and video equipment - 9.6%
    Sony Corp. ADR, 27,617 shares $ 1,004,154

Cellular telecommunication - 5.1%
    China Unicom ADR - 69,000 shares   531,000

Communications equipment - 10.8%
    Nortel Net CP - 253,782 shares $ 880,624
    Other   251,711
         1,132,335

Computer networks - 8.4%
    International Business Machines - 9,300 shares   876,432
    Other   2,793
         879,225

Consumer financial services - 5.3%   556,962

Internet portal - 7.3%
    Sohu.com Inc. - 45,200   766,140

Mining - 14.7%
    Cleveland - Cliffs Inc. - 9,510 shares   921,519
    Other   612,500
         1,534,019

Other - 77.5%   8,096,368

Total securities owned - marketable, equities   14,500,203

Securities owned- marketable, equity options - 113.1%

Communications equipment - 10.5%
    Nortel Net CP, 1,375 calls, 3,903 puts   641,395
    Other   454,905
         1,096,300

Gold and silver - 17.8%
    Agnico Eagle Mines LTD., 4,293 call, 909 puts   786,385
    Other   1,072,885
         1,859,270

Gold mining - 5.8%   609,440

Oil and gas operations - 21.6%		
Chesapeake Energy Corp, 7,221 calls, 3,204 puts	$ 2,069,575	
Other	182,790	
		$ 2,252,365
Other - 57.4%		6,002,289
Total marketable securities owned, equity options		11,819,664

Securities owned - marketable, bonds - 0.6%

Corporate and international bonds - 0.6%	61,353

Securities sold, not yet purchased, equities - 236.3%

Broadcast service - 6.9%		
Liberty Media Corp. - 70,000 shares		723,100
Communications equipment - 6.9%		725,988
Computers - 8.4%		
Dell Computer Corp. - 21,688 shares		878,798
Conglomerates - 5.0%		
Tyco - 15,400 shares		523,138
Electric utilities - 6.5%		678,878
Financial services - 6.0%		
Mitsubishi Tokyo Financial ADS - 65,985 shares		625,538
Gold and silver - 60.8%		
Agnico Eagle Mines Ltd., - 211,729 shares	3,328,380	
Newmont Mining Corp., 14,050 shares	665,268	
Pan American Silver Corp., 114,444 shares	2,065,714	
Other	289,987	
		6,349,349
Gold mining - 9.9%		
Goldcorp Inc. - 49,670 shares	755,481	
Other	278,684	
		1,034,165
Index - 10.9%		
ISHARES Russell 200 Index - 4,000 shares	609,024	
Other	525,274	
		1,134,298
Insurance - 7.0%		733,855
Oil and gas operations - 19.5%		
Chesapeake Energy Corp., 76,730 shares	1,381,140	
Other	660,726	
		2,041,866
Real estate operations - 7.9%		
Duke-Weeks Realty Corp., 24,027 shares		830,133
Regional Banks - 9.9%		
Beazer HMS - 8,324 shares		1,032,176

Retail - discount - 9.4%		
Dollar Gen, 49,660 shares		$ 980,785
Semiconductors - 5.3%		555,662
Other - 56.0%		5,848,155
Total securities sold, not yet purchased, equities		24,695,884

Securities sold, not yet purchased, equity options - 72.3%

Insurance - 5.7%		
Marsh & McLennan, 1,023 calls, 641 puts	$ 585,245	
Other	5,195	
		590,440
Oil and gas operations - 29.6%		
Chesapeake Energy Corp., 6,267 calls, 3,407 puts	3,047,225	
Other	45,400	
		3,092,625
Other - 37.0%		3,862,950
Total marketable securities sold, not yet purchased, equity options		7,546,015

Securities owned, not readily marketable - 13.5%

Other	1,406,379
Total securities owned, not readily marketable	1,406,379

Futures - (0.1)%

Receivable on open contracts - 0.2%	20,920
Payable on open contracts - 0.3%	(30,733)
Total futures	(9,813)

Options on futures - 3.2%

Receivable on open contracts - 4.4%	10,894
Payable on open contracts - 1.1%	(42,663)
Total options on futures	(31,769)
Total investments	$ (4,495,882)

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations and Basis of Consolidation—MDNH Partners, L.P. (the "Parent") and its majority owned subsidiary, MDNH Traders, LLC (the "Subsidiary") (collectively, the "Partnership"), are broker-dealers registered under the Securities Exchange Act of 1934 and act as market makers on exchanges located in San Francisco, Chicago, and New York. The Partnership also invests in limited partnerships and limited liability companies.

The Parent's partnership agreement and the Subsidiary's operating agreement provide, among other things, that the Parent and Subsidiary shall dissolve no later than December 31, 2019 and December 31, 2010, respectively.

The consolidated financial statements include the accounts of the Parent and the Subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

The Partnership clears all securities and derivatives transactions through other clearing brokers. Consistent with common business practice, the Partnership's primary clearing broker provides certain services at no cost.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—The Partnership defines cash equivalents as all highly liquid investments purchased with a maturity of three months or less.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Marketable securities and derivative financial instruments are valued at market value, based on quoted market prices.

Securities not readily marketable consist of investments in limited partnerships and limited liability companies that are carried at estimated fair value based on market values of underlying investments or as determined in good faith by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, management's estimate of values of these investments may differ significantly from the values that would have been used had a ready market existed for these investments.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year end exchange rates. Revenue and expense items are translated at the exchange rate on the date of the respective transaction. Gains and losses from translation of assets, liabilities, revenue and expenses are recorded in income.

Income Taxes—The consolidated financial statements do not reflect any federal income tax provision or liability because the income of the Partnership is taxable to the partners.

Note 2 Fair Value of Financial Instruments

Substantially all of the Partnership's assets and liabilities are considered financial instruments and are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, at November 30, 2004 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 14,500,203	$ 24,695,884
Equity options	11,819,664	7,546,015
Bonds	61,353	
Total	$ 26,381,220	$ 32,241,899

At November 30, 2004, marketable securities of $26,168,309 and cash at brokers of $15,361,766 were pledged as collateral for securities sold, not yet purchased and payable to broker.

Securities not readily marketable at November 30, 2004 include investments in entities affiliated through common ownership of $645,000.

Note 4 Partners' Capital

The Parent's partnership agreement provide for two classes of limited partners. B Limited Partners are invested in the trading of an officer and major shareholder of the General Partner (the "Officer") and A Limited Partners are invested in the remainder of the Partnership's operations, including the Subsidiary.

Profits and losses are allocated on a quarterly basis in accordance with the Parent's partnership agreement. Profits to A Limited Partners are first allocated to provide a cumulative preferred return, as defined, at an annual rate of 5 percent, and then 65 percent of profits thereafter, with the remaining 35 percent allocated to the General Partner. Profits to B Limited Partners are first allocated to provide a non-cumulative preferred return, as defined, at an annual rate of 5 percent, and then 50 percent of profits thereafter, with the remaining 50 percent allocated to the Officer. Allocable losses are allocated first to A and B Limited Partners and then to the General Partner. Accumulated prior losses, if any, allocated to the A and B Limited Partners, are recouped before profit allocation.

The Parent's partnership agreement provides, among other things, that the General Partner shall maintain a capital balance equal to at least $150,000, and in no event less than 1 percent of aggregate capital accounts of all partners, and is responsible for the day to day operations and management of the Partnership.

Note 4   Partners' Capital, *Continued*

Limited partners may not withdraw capital from the Partnership within the first year of being a limited partner and without prior written notice, as provided in the partnership agreement, unless otherwise allowed by the General Partner.

Limited partners may contribute additional capital on the first business day of each fiscal quarter. Any contributions received prior to such date are considered capital contributions received in advance. Limited partners may also withdraw at the discretion of the General Partner some or all of their entire capital in $100,000 increments as of the close of business on the last business day of any calendar month upon giving 45 days written notice. Unpaid withdrawals are considered redemptions payable.

The General Partner is also an A Limited Partner of the Partnership. A Limited Partners' capital at November 30, 2004 includes $312,694 of equity of the General Partner.

Note 5   Memberships and Stock in Exchanges

Memberships and stock in exchanges are stated at market value and unrealized gains or losses are reflected in income. Generally accepted accounting principles require that membership and stock in exchanges that are held for operating purposes be stated at historical cost, and stock in exchanges not held for operating purposes be carried at market value. At November 30, 2004, $110,000 of memberships and stock in exchanges are held for operating purposes. If these assets were stated at historical cost, membership and stock in exchanges and partners' capital would have been decreased by $45,000 as of November 30, 2004.

Note 6   Related Parties

At November 30, 2004, accounts payable and accrued expenses includes $34,575 due to an officer of the General Partner arising from trading activities, and $50,000 due to an entity affiliated through common ownership arising from the purchase of a membership in an exchange in a prior year.

The Partnership clears certain transactions through a clearing broker affiliated through common ownership.

Note 7   Employee Benefit Plan

The Partnership maintains a qualified profit sharing and money purchase plan covering all eligible employees. Under the provisions of the plan, the Partnership may elect to make discretionary contributions to the plan.

Note 8   Commitments and Contingencies

The Partnership subleases office space under a lease that expires in March 2007. At November 30, 2004, the minimum annual rental commitments under this operating lease, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2005	$	72,000
2006		72,000
2007		24,000
	$	168,000

During 2004, an antitrust class action suit was brought against four national securities exchanges and various registered options traders, including the Partnership, alleging improper handling of options orders and a conspiracy to fix prices in the options market. Management intends to vigorously contest the allegations and due to the preliminary stage of this claim, is unable to predict the ultimate outcome of this matter.

Note 9   Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, decreases the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Partnership has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the consolidated statement of financial condition at November 30, 2004, at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to November 30, 2004.

Note 9 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The Partnership clears all of its trades through five clearing brokers. In the event the Partnership's clearing brokers do not fulfill their obligations, the Partnership may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of these parties.

Note 10 Net Capital Requirements

The Parent is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Parent is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2004, the Parent had net capital and net capital requirements of approximately $3,390,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of partners' capital.

The Subsidiary is also a broker-dealer subject to Rule 15c3-1. As of November 30, 2004, the Subsidiary was in compliance with this requirement.

Note 11 Consolidated Subsidiary

The Subsidiary has total assets of approximately $32,647,000 and members' equity of approximately $3,058,000 at November 30, 2004.

The accounts of the Subsidiary are not included in the Parent's computation of net capital as the assets of the Subsidiary are not readily available for the protection of the Parent's creditors, and the liabilities of the Subsidiary are not guaranteed by the Parent.

Note 12 Financial Highlights

The total return for limited partners for the year ended November 30, 2004 was approximately 3 percent. Total return has been calculated for the limited partners taken as a whole. An individual partner's return may vary based on the timing of capital transactions.